UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month ended January 31, 2016

Commission File Number 0-28564
  __________________________________
QIAGEN N.V.
 __________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
 __________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On January 10, 2016, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued press releases announcing preliminary results for full-year 2015 and first guidance for 2016.  The press releases are furnished herewith as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer
Date: January 11, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated January 10, 2016
99.2	Ad Hoc Release dated January 10, 2016

Table of Contents	Exhibit 99.1

QIAGEN announces preliminary results for full-year 2015
and provides 2016 outlook

VENLO, the Netherlands, January 10, 2016 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) today announced preliminary results for the fourth quarter and full-year 2015 and provided an outlook for 2016. The preliminary results for 2015 are unaudited and based on management’s preliminary financial analysis and may be adjusted as a result of, among other things, completion of customary financial close review and audit procedures.

“Our anticipated results for the fourth quarter of 2015 are disappointing given the shortfall against our expectations for more improvements in adjusted net sales and adjusted earnings per share compared to the same period in 2014. This performance was hampered by factors that included volatility in the timing of revenues from the growing portfolio of companion diagnostic partnerships as well as lower revenues from instruments, even though we exceeded our target for new placements of QIAsymphony automation systems. Despite this setback, and due to the nature of these factors, QIAGEN continues to have a solid outlook for accelerating growth in 2016 based on the progress made on key initiatives during 2015. These included higher sales to Life Science customers, ongoing double-digit sales growth for the QuantiFERON-TB and bioinformatics franchises as well as the launch of the GeneReader NGS System in late 2015,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Our current expectations for 2016 are for approximately 6% adjusted net sales growth at constant exchange rates (CER), and for adjusted earnings per share at CER to grow approximately in line with sales.”

Preliminary full-year and fourth quarter 2015 results

For the full-year 2015, adjusted net sales are estimated to have risen approximately 3% at constant exchange rates (CER) compared to 2014 (QIAGEN had previously communicated an outlook for approximately 4% CER growth), but to have declined about 5% at actual rates to approximately $1,280 million due to about eight percentage points of adverse currency movements of the U.S. dollar, QIAGEN’s reporting currency, against various other currencies. About two percentage points of total CER growth are estimated to have come from the acquisitions of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business are expected to have provided about one percentage point. Excluding the impact of lower U.S. sales of Human Papilloma Virus test products (cervical cancer screening), which created approximately three percentage points of headwind, adjusted net sales are estimated to have risen about 6% CER compared to 2014. Adjusted diluted earnings per share (EPS) are expected to have been approximately $1.13-$1.14 CER for the full year compared to $1.00 in 2014 (QIAGEN had previously communicated an outlook for adjusted diluted EPS of $1.16 CER). Adjusted diluted EPS results at actual rates are expected to have been approximately $1.05-$1.06 and reflecting the impact of adverse currency movements.

For the fourth quarter of 2015, adjusted net sales are estimated to have risen approximately 3% at constant exchange rates (CER) compared to the fourth quarter of 2014 (QIAGEN had previously communicated an outlook for approximately 5% CER growth), but to have declined approximately 3% at actual rates to approximately $348 million due to about six percentage points of adverse currency movements. About two percentage points of total CER growth are estimated to have come from the acquisitions of the Enzymatics NGS portfolio (acquired in December 2014), while sales from the rest of the business are expected to have provided about one percentage point compared to the fourth quarter of 2014. Late in the fourth quarter of 2015, QIAGEN completed the acquisition of MO BIO Laboratories Inc., a leader in sample technologies for microbiomes, but this had a negligible contribution to results. Excluding the impact of lower U.S. sales of HPV tests, which created approximately one percentage point of headwind, adjusted net sales are estimated to have risen approximately 4% CER compared to the year-ago period. Adjusted diluted earnings per share (EPS) are expected to have been approximately $0.33-$0.34 CER compared to $0.25 in the fourth quarter of 2014 (QIAGEN had previously communicated an outlook for adjusted diluted EPS of $0.35 CER). Adjusted diluted EPS results at actual rates are expected to have been approximately $0.31-$0.32 and reflect the impact of adverse currency movements.

QIAGEN confirms its previously announced plans to report full financial results for the fourth quarter and full-year 2015 on Tuesday, February 2, at approximately 22:00 Central European Time (CET) / 16:00 Eastern Time (ET). A conference call is planned for Wednesday, February 3, starting at 15:30 CET / 9:30 ET. Further information is available at www.qiagen.com/de/about-us/investors/corporate-calendar.

Outlook for full-year 2016

QIAGEN announced today its outlook for the full-year 2016, with expectations for adjusted net sales to rise approximately 6% CER from the current portfolio (including anticipated incremental contributions of less than one percentage point from 2015 acquisitions). These expectations do not take into account any further acquisitions that could be completed in 2016. Adjusted diluted earnings per share (EPS) for the full-year 2016 at CER are expected to rise approximately in line with sales. Based on exchange rates as of January 8, 2016, QIAGEN currently expects currency movements against the U.S. dollar to have an adverse impact of approximately two percentage points for the full-year 2016 on results for adjusted net sales and adjusted diluted EPS at actual rates.

QIAGEN to present at J.P. Morgan Healthcare Conference

QIAGEN will participate at the 34th Annual J.P. Morgan Healthcare Conference in San Francisco on Tuesday, January 12, 2016. Peer Schatz, Chief Executive Officer, will present at 11:00 Pacific Time (PT) / 14:00 ET / 20:00 CET, with a question and answer session scheduled immediately following the presentation. A live webcast and audio archive will be available at this link:
http://jpmorgan.metameetings.com/confbook/healthcare16/directlink?p=19947
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. For 2015, these results include adjusted net sales, (includes all revenue contributions from bioinformatics acquisitions), adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations will be included in the tables accompanying QIAGEN’s full financial results for the fourth quarter and full-year 2015.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. QIAGEN provides these workflows to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of September 30, 2015, QIAGEN employed approximately 4,500 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results for the quarter and year ended December 31, 2015 and the year ending December 31, 2016, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

QIAGEN

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

Table of Contents	Exhibit 99.2

Ad-hoc Announcement according to § 15 WpHG
QIAGEN N.V. announces preliminary results for full-year 2015 and provides 2016 outlook
For the full-year 2015, QIAGEN estimates adjusted net sales to have risen approximately 3% at constant exchange rates (CER) compared to 2014 (QIAGEN had previously communicated an outlook for approximately 4% CER growth), but to have declined about 5% at actual rates to approximately $1,280 million due to about eight percentage points of adverse currency movements of the U.S. dollar, QIAGEN’s reporting currency, against various other currencies. About two percentage points of total CER growth are estimated to have come from the acquisitions of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business are expected to have provided about one percentage point. Excluding the impact of lower U.S. sales of Human Papilloma Virus test products (cervical cancer screening), which created approximately three percentage points of headwind, adjusted net sales are estimated to have risen about 6% CER compared to 2014. Adjusted diluted earnings per share (EPS) are expected to have been approximately $1.13-$1.14 CER for the full-year compared to $1.00 in 2014 (QIAGEN had previously communicated an outlook for adjusted diluted EPS of $1.16 CER). Adjusted diluted EPS results at actual rates are expected to have been approximately $1.05-$1.06 and reflecting the impact of adverse currency movements.

For the fourth quarter of 2015, adjusted net sales are estimated to have risen approximately 3% at constant exchange rates (CER) compared to the fourth quarter of 2014 (QIAGEN had previously communicated an outlook for approximately 5% CER growth), but to have declined approximately 3% at actual rates to approximately $348 million due to about six percentage points of adverse currency movements. About two percentage points of total CER growth are estimated to have come from the acquisitions of the Enzymatics NGS portfolio (acquired in December 2014), while sales from the rest of the business are expected to have provided about one percentage point compared to the fourth quarter of 2014. Late in the fourth quarter of 2015, QIAGEN completed the acquisition of MO BIO Laboratories Inc., a leader in sample technologies for microbiomes, but this had a negligible contribution to results. Excluding the impact of lower U.S. sales of HPV tests, which created approximately one percentage point of headwind, adjusted net sales are estimated to have risen approximately 4% CER compared to the year-ago period. Adjusted diluted earnings per share (EPS) are expected to have been approximately $0.33-$0.34 CER compared to $0.25 in the fourth quarter of 2014 (QIAGEN had previously communicated an outlook for adjusted diluted EPS of $0.35 CER). Adjusted diluted EPS results at actual rates are expected to have been approximately $0.31-$0.32 and reflecting the impact of adverse currency movements.

For the full-year 2016, QIAGEN expects adjusted net sales to rise approximately 6% CER from the current portfolio (including anticipated incremental contributions of less than one percentage point from 2015 acquisitions). These expectations do not take into account any further acquisitions that could be completed in 2016. Adjusted diluted earnings per share (EPS) for the full-year 2016 at CER are expected to rise approximately in line with sales. Based on exchange rates as of January 8, 2016, QIAGEN currently expects currency movements against the U.S. dollar to have an adverse impact of approximately two percentage points for the full-year 2016 on results for adjusted net sales and adjusted diluted EPS at actual rates.

QIAGEN N.V.
Hulsterweg 82
5912 PL
Venlo,
The Netherlands

ISIN: NL0000240000

Frankfurt Stock Exchange, Regulated Market (Prime Standard)